Dilshod Jumaniyazov:

Assalam alaykum.

Musaffa is leading the way in halal and ethical investing by helping Muslims and value-driven investors grow their wealth in line with their principles.

Today, people are increasingly concerned about where they invest their money and how companies actually make their profits.

Musaffa solves this problem through a comprehensive screening system guided by Islamic law and ESG principles, ensuring investments are both halal and ethical.

The name "Musaffa" means purified, reflecting our mission to bring clarity, confidence, and trust to investing.

We raised nearly 1 million dollars from over 500 investors across 50 different countries, bringing out total funding to more than 4 million dollars.

We are trusted by over 490,000 members on the platform across 195 countries, and over $88 million in linked assets.

Nusrat Ahmed:

We've all spent years learning about science, math, technology - but how often are we learning about how to make your *rizq* halal?

For so many of us, finance education and the markets is so complex and overwhelming and when we seek answers, we just don't know where to start.

At Musaffa Academy, we're changing that. We make Islamic finance education clear, actionable, and practical.

From courses on halal investing basics to building generational wealth, we're giving you the toolkit on how to navigate the market with confidence.

The world of Islamic finance is growing and there's a place in it for you and for me.

And Musaffa Academy is here to guide you every step of the way.

Tarif Laskar:

At Musaffa, we use a comprehensive screening process that combines shariah principles to ensure halal investments, as well as ethical standards and ESG to promote fairness and responsible investing.

This ensures that every investment aligns with both Islamic values and ethical practices.

Dilshod Jumaniyazov:

We've opened the opportunity for everyone to invest in Musaffa and become shareholders through our new equity crowdfunding campaign. Since our last round, Musaffa's valuation has increased, reflecting steady growth and significant achievements by our team.

We are raising 5 million dollars to scale our growth and expand Musaffa into emerging markets.

Join us in taking halal and ethical investing to the next level.

Together, we can make a positive impact on the world and grow wealth in a way that feels right.

Invest halal.

Invest in Musaffa.

Invest in a purer future.